May 6, 2011
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

ATTN.:	Ms. Deborah O’Neal-Johnson Document Control — EDGAR

RE:	Columbia Funds Series Trust II Columbia Commodity Strategy Fund Columbia Flexible Capital Income Fund

Post-Effective Amendment No. 26 File No. 333-131683/811-21852
Dear Ms. O’Neal-Johnson:
Registrant is filing Post-Effective Amendment No. 26 on Form N-1A pursuant to Rule 485(a)(2) for the purpose of adding two new funds to Columbia Funds Series Trust II. This post-effective amendment shall become effective on the seventy-fifth day after filing.
Registrant requests selective review in accordance with SEC Release No. IC-13768 (Feb. 15, 1984). This selective review request is made because all sections of the prospectuses and SAI, except for the Investment Objective, Principal Investment Strategies of the Fund, Principal Risks of Investing in the Fund and Fund Management sections, are identical or substantially similar to those found in prior filings by registrants in the same fund complex.
If you have any questions regarding this filing, please contact Joseph L D’Alessandro at 212-850-1703 or Andrew Kirn at 612-678-9052.
Sincerely,

/s/ Scott R. Plummer
Scott R. Plummer
Vice President, General Counsel and Secretary Columbia Funds Series Trust II